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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*

                                 OMNITURE, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   68212S1096
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


     |_| Rule 13d-1(b)


     |_| Rule 13d-1(c)


     |X| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following page(s)

CUSIP No. 68212S1096                                           Page 2 of 6 Pages

                                       13G

--------------------------------------------------------------------------------
        |  NAMES OF REPORTING PERSONS:
    1   |  TPP Capital Advisors, Ltd.
        |-----------------------------------------------------------------------
        |  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        |  n/a
--------------------------------------------------------------------------------
        |
    2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
        |  (a)   |_|
        |  (b)   |_|
--------------------------------------------------------------------------------
        |
    3   |  SEC USE ONLY:
        |
        |
--------------------------------------------------------------------------------
        |
    4   |  CITIZENSHIP OR PLACE OF ORGANIZATION:
        |   British Virgin Islands
        |   Delaware
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                  |
                  | 5   SOLE VOTING POWER:
                  |
                  |     2,411,785 shares, except that Nobutaka Mutaguchi,
                  |     the Managing Partner of TPP Capital Advisors, Ltd.,
                  |     may be deemed to have sole power to vote these shares.
   NUMBER OF      |-------------------------------------------------------------
   SHARES         |
   BENEFICIALLY   | 6   SHARED VOTING POWER:
   OWNED BY       |
   EACH           |     See response to row 5.
   REPORTING      |-------------------------------------------------------------
   PERSON         |
   WITH:          | 7   SOLE DISPOSITIVE POWER:
                  |
                  |     2,411,785 shares, except that Nobutaka Mutaguchi, the
                  |     Managing Partner of TPP Capital Advisors, Ltd., may be
                  |     deemed to have sole power to vote these shares.
                  |-------------------------------------------------------------
                  |
                  | 8   SHARED DISPOSITIVE POWER:
                  |
                  |     See response to row 7.
--------------------------------------------------------------------------------
        |
    9   |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        |
        |  2,411,785 shares
--------------------------------------------------------------------------------
        |
   10   |  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        |  (SEE INSTRUCTIONS): |_|
--------------------------------------------------------------------------------
        |
   11   |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
        |  5.33%
        |
--------------------------------------------------------------------------------
        |
   12   |  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
        |  OO
--------------------------------------------------------------------------------
CUSIP No. 68212S1096                                           Page 3 of 6 Pages
                                       13G
--------------------------------------------------------------------------------
        |  NAMES OF REPORTING PERSONS:
    1   |  Nobutaka Mutaguchi
        |
        |  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        |
--------------------------------------------------------------------------------
        |
    2   |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
        |  (a)   |_|
        |  (b)   |_|
--------------------------------------------------------------------------------
        |
    3   |  SEC USE ONLY:
        |
        |
--------------------------------------------------------------------------------
        |
    4   |  CITIZENSHIP OR PLACE OF ORGANIZATION:
        |  Japan
        |
--------------------------------------------------------------------------------
                  |
                  | 5   SOLE VOTING POWER:
                  |     2,545,118 shares, of which 2,411,785 shares are directly
                  |     owned by TPP Capital Advisors, Ltd. of which Nobutaka
                  |     Mutaguchi, the Managing Partner of TPP Capital
                  |     Advisors, Ltd., may be deemed to have sole power to vote
   NUMBER OF      |     these shares.  The 2,545,118 shares includes 133,333
   SHARES         |     shares issuable upon the exercise of options that are
   BENEFICIALLY   |     held by Nobutaka Mutaguchi individually.
   OWNED BY       |-------------------------------------------------------------
   EACH           |
   REPORTING      | 6   SHARED VOTING POWER:
   PERSON         |     See response to row 5.
   WITH:          |-------------------------------------------------------------
                  |
                  | 7   SOLE DISPOSITIVE POWER:
                  |     133,333; see response to row 5.
                  |-------------------------------------------------------------
                  |
                  | 8   SHARED DISPOSITIVE POWER:
                  |     See response to row 7.
--------------------------------------------------------------------------------
        |
    9   |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        |  2,545,118 shares
--------------------------------------------------------------------------------
        |
   10   |  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        |  (SEE INSTRUCTIONS): |_|
--------------------------------------------------------------------------------
        |
   11   |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
        |  5.62%
--------------------------------------------------------------------------------
        |
   12   |  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
        |  IN
--------------------------------------------------------------------------------

Item 1(a) Name of issuer: Omniture, Inc.

Item 1(b) Address of issuer's principal executive offices: 550 East Timpanogos Cir., Orem, Utah 84097

Item 2.

         2(a) Name of person filing: This statement is filed by TPP Capital Advisors, Ltd., a British Virgin Islands investment company. Nobutaka Mutaguchi is the Managing Partner of TPP Capital Advisors, Ltd. (collectively, the "Reporting Persons"). Nobutaka Mutaguchi may be deemed to have sole power to vote and sole power to dispose of the shares of the issuer directly owned by TPP Capital Advisors, Ltd.

         2(b) Address or principal business office or, if none, residence:
         Nobutaka Mutaguchi 7-5-1-1202 Akasaka, Minato-Ku, Tokyo 107-0052 Japan

         TPP Capital Advisors, Ltd. is located at 7-5-1-1202 Akasaka, Minato-Ku, Tokyo 107-0052 Japan.

         2(c) Citizenship: TPP Capital Advisors, Ltd. is a British Virgin Islands investment company.

         Nobutaka Mutaguchi is a citizen of Japan.

         2(d) Title of class of securities: Common Stock

         2(e) CUSIP No.: CUSIP # 68212S109

Item 3.

Not Applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         Amount beneficially owned: See row 9 of cover page for each Reporting Person.

         Percent of class: See Row 11 of cover page for each Reporting Person.

         Number of shares as to which such person has:

                  Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

                  Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

                  Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

                  Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.









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

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2007

                                          /s/ Nobutaka Mutaguchi
                                          ------------------------------------
                                          Nobutaka Mutaguchi


                                          TPP Capital Advisors, Ltd.


                                          /s/ Nobutaka Mutaguch
                                          ------------------------------------
                                          Nobutaka Mutaguchi, Managing Partner



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



















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